SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR 12 February 2004

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)


                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.             Description

Exhibit No. 1           Employee Trust announcement dated 13 January 2004

Exhibit No. 2           Employee Trust announcement dated 19 January 2004

Exhibit No. 3           Holding(s) in Company announcement dated 19 January 2004

Exhibit No. 4           Employee Trust announcement dated 20 January 2004

Exhibit No. 5           Employee Trust announcement dated 22 January 2004

Exhibit No. 6           Holding(s) in Company announcement dated 22 January 2004

Exhibit No. 7           Employee Trust announcement dated 27 January 2004

Exhibit No. 8           Employee Trust announcement dated 29 January 2004

Exhibit No. 9           Doc re. AGM Special Business announcement dated 30
                        January 2004

Exhibit No. 10          Employee Trust announcement dated 02 February 2004

Exhibit No. 11          Employee Trust announcement dated 04 February 2004

Exhibit No. 12          Employee Trust announcement dated 06 February 2004

Exhibit No. 13          Employee Trust announcement dated 11 February 2004

Exhibit No. 14          Director Shareholding announcement dated 11 February
                        2004

Exhibit No. 1

                             Allied Domecq PLC
                Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 12 January 2004 that they disposed on that date of a total of 30,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,631,325 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown Director of Secretariat & Deputy Company Secretary

13 January 2004

Exhibit No. 2


                             Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 16 January 2004 and 19 January 2004 that they disposed on those dates of a total of 9,945 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,621,380 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

19 January 2004

Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company


Allied Domecq PLC.


2. Name of shareholder having a major interest


Cater Allen International Limited.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of shareholder named in 2 above.



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Unknown



5. Number of shares / amount of stock acquired


Unknown.



6. Percentage of issued class


Unknown.



7. Number of shares / amount of stock disposed


Unknown.



8. Percentage of issued class


Unknown.



9. Class of security


25 pence Ordinary shares.



10. Date of transaction


Unknown.



11. Date company informed


16 January 2004.



12. Total holding following this notification


33,910,119.



13. Total percentage holding of issued class following this notification


3.06%.



14. Any additional information



This holding has arisen from a securities financing position (1.68%) equating to 18,580,000 ordinary shares and from a stock loan transaction (1.38%) equating to 15,330,119 ordinary shares done under the relevant approved documentation as a principal trading member of the London Stock Exchange.



15. Name of contact and telephone number for queries


Sarah H. Hughes - Telephone: 0117 978 5002.



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director of Secretariat & Deputy Company Secretary.



Date of notification


19 January 2004.

Exhibit No. 4


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 19 January 2004 that they disposed on that date of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 30,613,880 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

20 January 2004

Exhibit No. 5

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, two dated 21 January 2004 and two dated 22 January 2004, that they disposed on those dates of a total of 103,773 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,510,107 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

22 January 2004

Exhibit No. 6

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC.

2. Name of shareholder having a major interest


Cater Allen International Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2 - interests no longer notifiable.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Not known


5. Number of shares / amount of stock acquired


Not known



6. Percentage of issued class


Not known



7. Number of shares / amount of stock disposed


Not known



8. Percentage of issued class


Not known



9. Class of security


25 pence Ordinary shares



10. Date of transaction


16 January 2004



11. Date company informed


21 January 2004



12. Total holding following this notification


Not known



13. Total percentage holding of issued class following this notification


Not known



14. Any additional information



15. Name of contact and telephone number for queries


Sarah H. Hughes - Telephone: 0117 978 5002



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown, Director of Secretariat & Deputy Company Secretary



Date of notification


22 January 2004

Exhibit No. 7

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 26 January 2004 and one dated 27 January 2004, that they disposed on those dates of a total of 27,650 Ordinary shares of 25p each and 1,875 American Depository Receipts (ADRs) in Allied Domecq PLC.

These shares and ADRs were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,474,957 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary


27 January 2004

Exhibit No. 8

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two notifications, dated 28 January 2004 and 29 January 2004, that they disposed on those dates of a total of 16,235 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,458,722 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

29 January 2004

Exhibit No. 9

Allied Domecq PLC

30 January 2004

Special Business passed at the AGM held on 30 January2004

Two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7676 1000

END

Exhibit No. 10

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 30 January 2004 that they disposed on that date of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 30,443,722 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary


2 February 2004

Exhibit No. 11

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 3 February 2004 that they disposed on that date of a total of 6,481 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,437,241 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

4 February 2004

Exhibit No. 12

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 5 February 2004 and 6 February 2004, that they disposed on those dates of a total of 30,854 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,406,387 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

6 February 2004

Exhibit No. 13

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 10 February 2004 and one dated 11 February 2004, that they disposed on those dates of a total of 145,174 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,261,213 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary


11 February 2004

Exhibit No. 14

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited

219,691 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust

    927 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

 72,249 - held in own name

398,267 - Total


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of Dividend to acquire shares under the Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).


7)  Number of shares/amount of stock acquired


18     Dividend Shares



8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP 4.3744


13) Date of transaction

4 February 2004- Dividend share acquisition


14) Date company informed

11 February 2004


15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited

219,691 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

    945 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

 72,249 - held in own name

398,285 - Total


16) Total percentage holding of issued class following this notification

0.04%



If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification   11 February 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

12 February 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary